Form 51-102F4
Business Acquisition Report

Item 1 Identity of the Company

1.1	Name and address of Company
YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4

1.2	Executive Officer

For further information, please contact Mr. Len Vernon, Vice President, Finance & Administration at (905) 629-9761.

Item 2 Details of the Acquisition

2.1	Nature of Business Acquired

Pursuant to an Agreement and Plan of Merger (the “Agreement”) between YM BioSciences Inc. (the “Company”) and Eximias Pharmaceutical Corporation (“Eximias”) and OrbiMed Advisors, LLC on behalf of the Series D preferred shareholders of Eximias, the Company acquired 100% interest in Eximias effective May 9, 2006. Eximias, a non-public entity incorporated as a Delaware corporation is a biotechnology company engaged in developing cancer therapeutics. Eximias has cash and a management team with significant experience in both oncology and the commercialization of pharmaceutical products, critical skills needed to accomplish the Company’s mission.

2.2	Date of Acquisition

May 9, 2006.

2.3	Consideration

The purchase price for Eximias of approximately Canadian $38.6 million was paid in the form of 5,630,648 the Company’s common shares valued at Canadian $35.1 million based on $6.23 per share based on the May 9, 2006 five day volume weighted average share price of the Company’s shares as traded on the Toronto Stock Exchange, and Canadian $3.5 million in cash. Of the total purchase price paid, Canadian $3.3 million (474,657 common shares valued at $3.0 million and $0.3 million in cash) will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of representations and warranties made by Eximias in the transaction. The common shareholders and Series A, B and C preferred shareholders of Eximias received no consideration as part of the acquisition and all such shares were cancelled without conversion or consideration paid. Any outstanding stock options and warrants of Eximias were also cancelled and extinguished without any consideration being paid.

1

2.4	Effect on Financial Position

The Company does not have any plans or proposals for material changes that may have a significant effect on the results of the operations and financial position of the Company, on a consolidated basis. Upon the completion of the transaction, Eximias changed its name to YM BioSciences US Operations Inc. and will continue as a wholly-owned subsidiary of YM BioSciences USA Inc., YM’s US subsidiary.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

Not applicable.

2.7	Date of Report

DATED at Toronto, this 18th day of July, 2006.

YM BioSciences Inc.
Per:	“David G. P. Allan”
David G. P. Allan
Chief Executive Officer

Item 3  Financial Statements

The following financial statements are included as part of this Business Acquisition Report;

(a)
The balance sheets of Eximias Pharmaceutical Corporation (a development-stage corporation) as of December 31, 2005 and 2004, and the related statements of operations and other comprehensive loss, changes in preferred stock, common stock, accumulated other comprehensive loss, and other stockholders’ deficit, and cash flows for each of the years then ended and for the period October 23, 1997 (inception) through December 31, 2005 prepared in accordance with generally accepted accounting principles of the United States (including the reconciliation of differences between Canadian and United States generally accepted accounting principles set out in note 13 to the financial statements) and the report of the independent auditors, Ernst & Young LLP, dated January 13, 2006, except for notes 13 and 14, as to which the date is May 9, 2006;

2

(b)
Unaudited interim financial statements of Eximias for the three months ended March 31, 2006 and 2005 (including the reconciliation of differences between Canadian and United States generally accepted accounting principles set out in note 3 to the financial statements); and

(c)
Unaudited pro forma consolidated balance sheet as at March 31, 2006 of YM BioSciences Inc. and the unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2006 and for the year ended June 30, 2005 (including the reconciliation of differences between Canadian and United States generally accepted accounting principles) and the related compilation report of KPMG LLP, Independent Auditors, dated July 18, 2006.

3

EXIMIAS PHARMACEUTICAL CORPORATION
(A DEVELOPMENT-STAGE CORPORATION)

Financial Statements

Years ended December 31, 2005 and 2004 and the period from October 23, 1997 (inception) through December 31, 2005 with Report of Independent Auditors

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Financial Statements

Years ended December 31, 2005 and 2004 and the
period from October 23, 1997 (inception) through December 31, 2005

Report of Independent Auditors

Board of Directors and Stockholders
EXIMIAS Pharmaceutical Corporation

We have audited the accompanying balance sheets of EXIMIAS Pharmaceutical Corporation (a development-stage corporation) as of December 31, 2005 and 2004, and the related statements of operations and other comprehensive loss, changes in preferred stock, common stock, accumulated other comprehensive loss, and other stockholders' deficit, and cash flows for each of the years then ended and for the period October 23, 1997 (inception) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period October 23, 1997 (inception) through December 31, 1999 were audited by other auditors who have ceased operations and whose report dated March 10, 2000 expressed an unqualified opinion on those statements. The financial statements for the period October 23, 1997 (inception) through December 31, 1999 included total revenues and net loss of $0 and $3,256,700, respectively. Our opinion on the statements of operations, changes in preferred stock, common stock, and other stockholders' deficit, and cash flows for the period October 23, 1997 (inception) through December 31, 2005, insofar as it relates to amounts for prior periods through December 31,1999, is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

A Member Practice of Ernst & Young Global

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of EXIMIAS Pharmaceutical Corporation (a development-stage corporation) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended and for the period from October 23, 1997 (inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States.

January 13, 2006, except for Notes 13 and 14,
as to which the date is May 9, 2006

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Balance Sheets

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$25,197,158	$13,617,110
Short-term investments available for sale	10,680,158	34,823,611
Prepaid expenses and other current assets	194,631	136,700
Total current assets	36,071,947	48,577,421
Property and equipment	671,687	631,728
Accumulated depreciation	(566,499)	(474,411)
Net property and equipment	105,188	157,317
Other assets	247,892	415,121
Total assets	$36,425,027	$49,149,859

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$1,420,688	$2,265,303
Current portion of capital lease obligations	14,785	20,465
Total current liabilities	1,435,473	2,285,768
Deferred rent	16,057	29,334
Capital lease obligations	1,263	15,440
Deferred revenue	—	224,060
Total liabilities	1,452,793	2,554,602

Stockholders' equity:
Preferred stock at stated value:
Series A preferred stock, $.001 par value; 2,440,000 shares authorized, issued, and outstanding (liquidation value $2,867,836 and $2,623,836 at December 31, 2005 and 2004, respectively)	2,848,771	2,604,771
Series B preferred stock, $.001 par value, 1,090,000 shares authorized, issued, and outstanding (liquidation value $5,124,493 and $4,688,493 at December 31, 2005 and 2004, respectively)	5,111,033	4,675,033
Series C preferred stock, $.001 par value; 7,500,000 shares authorized; 5,222,220 shares issued and outstanding (liquidation value $27,571,564 and $25,221,565 at December 31, 2005 and 2004, respectively)	26,788,675	24,438,676
Series D preferred stock, $.001 par value; 118,453,871 shares authorized, issued, and outstanding (liquidation value $74,587,222 and $68,241,223 at December 31, 2005 and 2004, respectively)	70,417,031	64,071,032
Preferred stock warrants; 1,860,618 and 8,111,432 warrants issued and outstanding at December 31, 2005 and 2004, respectively	365,426	1,461,817
Common stock, $.001 par value; 170,000,000 shares authorized, 10,395,636 and 2,040,007 shares issued at December 31, 2005 and 2004, respectively	10,396	2,040
Treasury stock (191,664 shares of common stock at cost at December 31, 2005 and 2004)	(199,335)	(199,335)
Additional paid-in capital	1,177,277	—
Deficit accumulated during the development stage	(71,547,040)	(50,458,777)
Total stockholders' equity	34,972,234	46,595,257
Total liabilities and stockholders' equity	$36,425,027	$49,149,859

See accompanying notes.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Statements of Operations and Other Comprehensive Loss

	Year ended December 31		October 23, 1997 (Inception) through
	2005	2004	December 31, 2005
Revenues:
Licensing revenue	$224,060	$197,389	$800,000

Costs and expenses:
Licensing and development	9,129,351	5,244,820	36,801,380
General and administrative	4,150,318	4,171,993	22,085,618
Total costs and expenses	13,279,669	9,416,813	58,886,998

Operating loss	(13,055,609)	(9,219,424)	(58,086,998)

Other income:
Interest income	1,329,391	555,060	3,301,438
Net loss	(11,726,218)	(8,664,364)	(54,785,560)

Other comprehensive gains (losses):
Unrealized gains (losses) on investments	13,953	(18,221)	(4,268)
Other comprehensive gains (losses)	13,953	(18,221)	(4,268)
Total comprehensive loss	$(11,712,265)	$(8,682,585)	$(54,789,828)

See accompanying notes.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Statements of Changes in Preferred Stock, Common Stock,
Accumulated Other Comprehensive Loss, and Other Stockholders' Deficit

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Preferred	Common Stock		Treasury stock		Additional	Accumulated Other	Deficit Accumulated During the	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock Warrants	Shares	Amount	Shares	Amount	Paid-in Capital	Comprehensive Loss	Development Stage	Equity(Deficit)
Balance at October 23, 1997
(inception)	—	$—	—	$—	—	$—	—	$—	$—	—	$—	—	$—	$—	$—	$—	$—
Sale of common stock	—	—	—	—	—	—	—	—	—	750,000	25,000	—	—	—	—	—	25,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,999)	(3,999)
Balance at December 31, 1997	—	—	—	—	—	—	—	—	—	750,000	25,000	—	—	—	—	(3,999)	21,001
Sale of Series A preferred stock, net of $39,137 of offering expenses	1,350,000	1,310,863	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,310,863
Grant of options to consultant	—	—	—	—	—	—	—	—	—	—	—	—	—	1,327	—	—	1,327
Exercise of stock options	—	—	—	—	—	—	—	—	—	64,000	6,800	—	—	—	—	—	6,800
Recapitalization	—	—	—	—	—	—	—	—	—	—	(23,660)	—	—	23,660	—	—	—
Accretion of preferred stock	—	4,277	—	—	—	—	—	—	—	—	—	—	—	(4,277)	—	—	—
Redeemable preferred stock dividend accrual	—	98,165	—	—	—	—	—	—	—	—	—	—	—	—	—	(98,165)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,217,399)	(1,237,399)
Balance at December 31, 1998	1,350,000	1,413,305	—	—	—	—	—	—	—	814,000	8,140	—	—	20,710	—	(1,339,563)	102,592
Sale of Series A preferred stock, net of $83,112 of offering expenses	1,090,000	1,006,888	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,006,888
Sale of Series B preferred stock, net of $83,112 of offering expenses	—	—	1,090,000	4,276,888	—	—	—	—	—	—	—	—	—	—	—	—	4,276,888
Exercise of stock options	—	—	—	—	—	—	—	—	—	161,250	1,613	—	—	14,512	—	—	16,125
Issuance of common stock	—	—	—	—	—	—	—	—	—	100,000	1,000	—	—	39,000	—	—	40,000
Grant of options to consultant	—	—	—	—	—	—	—	—	—	—	—	—	—	2,596	—	—	2,596
Accretion of preferred stock	—	18,227	—	12,651	—	—	—	—	—	—	—	—	—	(30,878)	—	—	—
Redeemable preferred stock dividend accrual	—	249,934	—	428,560	—	—	—	—	—	—	—	—	—	—	—	(678,494)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2.015,302)	(2,015,302)
Balance at December 31, 1999	2,440,000	2,688,354	1,090,000	4,718,099	—	—	—	—	—	1,075,250	10,753	—	—	45,940	—	(4,033,359)	3,429,787
Sale of Series C preferred stock and warrants, net of $597,134 of offering expenses	—	—	—	—	5,222,220	22,252,868	—	—	650,000	—	—	—	—	—	—	—	22,902,868
Exercise of stock options	—	—	—	—	—	—	—	—	—	165,995	165	—	—	12,117	—	—	12,282
Grant of options to consultants	—	—	—	—	—	—	—	—	—	—	—	—	—	3,200	—	—	3,200
Change in par value	—	—	—	—	—	—	—	—	—	—	(9,677)	—	—	9,677	—	—	—
Accretion of preferred stock	—	18,999	—	13,423	—	32,769	—	—	—	—	—	—	—	(65,191)	—	—	—
Redeemable preferred stock dividend accrual	—	278,810	—	467,856	—	573,013	—	—	—		—	—	—	—	—	(l,319,679)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,978,280)	(4,978,280)
Balance at December 31, 2000	2,440,000	2,986,163	1,090,000	5,199,378	5,222,220	22,858,650	—	—	650,000	1,241,245	1,241	—	—	5,743	—	(10,331,318)	21,369,857
Exercise of stock options	—	—	—	—	—	—	—	—	—	437,875	438	—	—	41,592	—	—	42,030
Grant of options to consultants	—	—	—	—	—	—	—	—	—	—	—	—	—	1,800	—	—	1,800
Accretion of preferred stock	—	18,999	—	13,423	—	133,045	—	—	—	—	—	—	—	(140,006)	—	(25,461)	—
Redeemable preferred stock
dividend accrual	—	306,691	—	525,642	—	2,407,301	—	—	—	—	—	—	—	—	—	(3,239,634)	—
Treasury stock acquired	—	—	—	—	—	—	—	—	—	—	—	(191,664)	(199,335)	90,871	—	—	(108,464)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,511,070)	(12,511,070)
Balance at December 31, 2001	2,440,000	3,311,853	1,090,000	5,738,443	5,222,220	25,398,996	—	—	650,000	1,679,120	1,679	(191,664)	(199,335)	—	—	(26,107,483)	8,794,153

(Continued on page 6)

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Statements of Changes in Preferred Stock, Common Stock,
Accumulated Other Comprehensive Loss, and Other Stockholders’ Deficit
(continued)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Preferred	Common Stock		Treasury Shares		Additional	Accumulated Other	Deficit Accumulated During the	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock Warrants	Shares	Amount	Shares	Amount	Paid-in Capital	Comprehensive Loss	Development Stage	Equity(Deficit)
Balance at December 31, 2001 (from previous page)	2,440,000	$3,311,853	1,090,000	$5,738,443	5,222,220	$25,398,996	—	$—	$650,000	1,679,120	$1,679	(191,664)	$(199,335)	$—	$—	$(26,107,483)	$8,794,153
Exercise of stock options	—	—	—	—	—	—	—	—	—	14,875	15	—	—	8,785	—	—	8,800
Grant of options to consultants	—	—	—	—	—	—	—	—	—	—	—	—	—	2,900	—	—	2,900
Accretion of preferred stock	—	18,999	—	13,423	—	132,752	—	—	—	—	—	—	—	(11,685)	—	(153,489)	—
Redeemable preferred stock dividend accrual	—	337,360	—	578,205	—	2,648,030	—	—	—	—	—	—	—	—	—	(3,563,595)	—
Net loss	—	—	—	—	—	—	—	—	—		—	—	—	—	—	(7,421,860)	(7,421,860)
Balance at December 31, 2002	2,440,000	3,668,212	1,090,000	6,330,071	5,222,220	28,179,778	—	—	650,000	1,693,995	1,694	(191,664)	(199,335)	—	—	(37,246,427)	1,383,993
Exercise of stock options	—	—	—	—	—	—	—	—	—	10,000	10	—		3,990	—	—	4,000
Grant of options to consultants	—	—	—	—	—	—	—	—	—	—	—	—		1,000	—	—	1,000
Accretion of preferred stock	—	18,998	—	13,422	—	132,898	—	—	—	—	—	—	—	(4,990)	—	(160,328)	—
Redeemable preferred stock dividend accrual	—	371,096	—	636,027	—	2,912,834	—	—	—	—	—	—	—	—	—	(3,919,957)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,227,068)	(6,227,068)
Balance at December 31, 2003	2,440,000	4,058,306	1,090,000	6,979,520	5,222,220	31,225,510	—	—	650,000	1,703,995	1,704	(191,664)	(199,335)	—	—	(47,553,780)	(4,838,075)
Accretion of preferred stock	—	4,685	—	3,310	—	32,769	—	—	—	—	—	—	—	(13,964)	—	(26,800)	—
Forfeiture of accrued dividends	—	(1,642,056)	—	(2,636,290)	—	(8,541,178)	—	—	—	—	—	—	—	—	—	12,819,524	—
Elimination of redeemable preferred stock	(2,440,000)	(2,420,935)	(1,090,000)	(4,346,540)	(5,222,220)	(22,717,101)	—	—	—								(29,484,576)
Balance at March 30, 2004	—	—	—	—	—	—	—	—	650,000	1,703,995	1,704	(191,664)	(199,335)	(13,964)	—	(34,761,056)	(34,322,651)
Creation of preferred stock	2,440,000	2,420,935	1,090,000	4,346,540	5,222,220	22,717,101	—	—	—	—	—	—	—	—	—	—	29,484,576
Sale of Series D preferred stock and warrants, net of $3,358,374 of offering expenses	—	—	—	—	—	—	118,453,871	59,289,800	811,817	—	—	—	—	—	—	—	60,101,617
Exercise of stock options	—	—	—	—	—	—	—	—	—	286,012	286	—	—	14,014	—	—	14,300
Grant of stock to consultants	—	—	—	—	—	—	—	—	—	50,000	50	—	—	(50)	—	—	—
Preferred stock dividend accrual	—	183,836	—	328,493	—	1,721,575	—	4,781,232	—	—	—	—	—	—	—	(7,015,136)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,664,364)	(8,664,364)
Other comprehensive loss:
Unrealized net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,221)	(18,221)	(18,221)
Balance at December 31, 2004	2,440,000	2,604,771	1,090,000	4,675,033	5,222,220	24,438,676	118,453,871	64,071,032	1,461,817	2,040,007	2,040	(191,664)	(199,335)	—	(18,221)	(50,458,777)	46,595,257
Expiration of Series C Warrants	—	—	—	—	—	—	—	—	(650,000)	—	—	—	—	650,000	—	—	—
Expiration of Series D Warrants	—	—	—	—	—	—	—	—	(446,391)	—	—	—	—	446,391	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	2,158,115	2,158	—	—	25,108	—	—	27,266
Grant of stock upon termination	—	—	—	—	—	—	—	—	—	6,197,514	6,198	—	—	55,778	—	—	61,976
Preferred stock dividend accrual	—	244,000	—	436,000	—	2,349,999	—	6,345,999	—	—	—	—	—	—	—	(9,375,998)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,726,218)	(11,726,218)
Other comprehensive loss:
Unrealized net gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13,953	13,953	13,953
Balance at December 31, 2005	2,440,000	$2,848,771	1,090,000	$5,111,033	5,222,220	$26,788,675	118,453,871	$70,417,031	$365,426	10,395,636	$10,396	(191,664)	$(199,335)	$1,177,277	$(4,268)	$(71,547,040)	$34,972,234

See accompanying notes.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Statements of Cash Flows

	Year ended December		October 23, 1997 (inception) through
	2005	31 2004	December 31, 2005
Cash flows used in operating activities
Net loss	$(11,726,218)	$(8,664,364)	$(54,785,560)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92,088	141,051	570,012
Loss on disposal of assets	—	—	5,015
Stock grant to officer	61,976	—	101,976
Options issued to consultants	—	—	12,823
Proceeds from distribution agreement	—	—	800,000
Provision for losses on miscellaneous receivable	—	38,759	38,759
Amortization of deferred revenue	(224,060)	(197,389)	(800,000)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(57,931)	147,326	(221,596)
Accounts payable, accrued expenses, and deferred rent	(857,892)	658,830	1,436,745
Net cash used in operating activities	(12,712,037)	(7,875,787)	(52,841,826)

Cash flows used in investing activities
Capital expenditures	(39,959)	(53,270)	(562,114)
Other assets	167,229	30,857	(247,892)
Net sales (purchases) of available-for-sale securities	24,157,406	(34,841,832)	(10,684,426)
Net cash provided by (used in) investing activities	24,284,676	(34,864,245)	(11,494,432)

Cash flows provided by financing activities
Proceeds from issuance of stockholder note payable	—	500,000	8,750,000
Acquisition of treasury stock	—	—	(199,247)
Principal payments under capital lease obligations	(19,857)	(58,271)	(102,053)
Proceeds from exercise of stock options	27,266	14,300	235,592
Proceeds from issuance of preferred stock, net of stock issuance costs	—	54,351,617	54,351,617
Proceeds from issuance of redeemable preferred stock, net of stock issuance costs	—	—	26,497,507
Net cash provided by financing activities	7,409	54,807,646	89,533,416
Net increase in cash and cash equivalents	11,580,048	12,067,614	25,197,158
Cash and cash equivalents at beginning of period	13,617,110	1,549,496	—
Cash and cash equivalents at end of period	$25,197,158	$13,617,110	$25,197,158

Supplemental disclosure
Conversion of stockholder note to preferred stock	$—	$5,750,000	$875,000
Accretion of redeemable preferred stock	—	40,764	637,069
Preferred stock dividend accrual	9,375,998	7,015,136	29,210,658
Preferred stock dividend forfeiture	—	12,819,524	12,819,524
Purchase of assets under capital lease agreements	—	86,530	86,530
Stock issuance cost paid in prior periods	—	189,207	189,207
Unrealized net gain (loss) on investments	13,953	(18,221)	(4,268)

See accompanying notes.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements

December 31, 2005

1. The Company and Basis of Presentation

EXIMIAS Pharmaceutical Corporation (the Company), a development-stage corporation, identifies opportunities for in-licensing and developing a novel portfolio of oncology compounds. The Company’s wholly owned subsidiary, Zarix-CA, was incorporated in California on October 23, 1997. Zarix-CA was a wholly owned subsidiary of Zarix Limited (Zarix Ltd.), a holding company incorporated in Ireland with a registered office in Bermuda. Effective December 16, 1998, the shareholders and option holders of Zarix-CA contributed all of the respective shares and options to Zarix Ltd. for shares and options with similar rights and preferences. In addition, the holders of Series A preferred stock received warrants to purchase one share of common stock of Zarix Ltd. for each share of Series A preferred stock exchanged. Zarix, Inc. was incorporated in Delaware on March 27, 2000. Effective April 1, 2000, the Company purchased all of the assets and assumed all of the liabilities of Zarix Ltd. in return for the common and preferred stock of the Company in an amount equal to the outstanding common and preferred stock of Zarix Ltd. Zarix Ltd. then commenced liquidation and distributed the shares of the Company to the shareholders of Zarix Ltd. in like kind and number. As a result, each shareholder of Zarix Ltd. had the same number of shares of common stock and/or preferred stock of the Company with essentially the same rights, privileges, and preferences. In connection with the dissolution of Zarix Ltd., Zarix-CA became a wholly owned subsidiary of the Company. In July 2002, the name of the Company was changed from Zarix, Inc. to EXIMIAS Pharmaceutical Corporation.

To date, the Company has licensed late-stage compounds that show a wide spectrum of anti-cancer activity. The Company intends to build a balanced product portfolio by pursuing the acquisition of additional products which have the following characteristics: (1) non-promoted products with growth potential, (2) new formulations and new uses of existing products, (3) approved new products never launched or launched sub-optimally, and (4) those in late-stage development. The Company may gain access to such products through licensing or a business partnership or combination.

The Company has not generated any product revenues from its operations, nor is there any assurance of any such revenues in the future. The Company operates in a very competitive industry, and there is no assurance the Company will be able to successfully develop and market such products. In addition, the Company is highly dependent on its key employees. As reflected in the accompanying financial statements, the Company has incurred substantial losses from operations. As a result of the start-up nature of its business, the Company can expect to continue incurring substantial operating losses for the next several years and additional financing may be required. Management of the Company anticipates that it will be successful in raising sufficient capital if needed. Continuation of this Company is dependent on its ability to achieve profitable operations and, if needed, obtain additional financing. There is no assurance, however, that such additional financing will be available or that the Company's efforts will ultimately be successful.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid, interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between three months and less than one year from the purchase date.

Certain of the Company's short-term investments mature after longer periods, in some cases as much as twenty years, but are held as collateral for one-week repurchase obligations guaranteed by a third party. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method; unrealized gains and losses are reflected in other comprehensive gains (losses).

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment, principally furniture and equipment, is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

Revenue Recognition

The Company recognizes revenue in accordance with provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition. The Company received a non-refundable milestone payment relating to an exclusive territorial distribution right to a drug candidate which requires NDA approval. That payment had been deferred and recognized as revenue on a straight-line basis over the estimated period prior to approval. During 2005, the development program for that drug candidate was terminated and all remaining deferred payments were recognized.

Licensing and Development

Licensing and development costs are charged to operations as incurred.

Income Taxes

The Company applies Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, for years which taxes are expected to be paid or recovered.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company will adopt this new standard effective January 1, 2006, under the prospective transition method, which will require us to recognize share-based compensation expense in our statement of operations for any new grants and modifications made after the date of adoption. We have not yet fully quantified the impact this statement will have on our future financial results. Had compensation cost for the Company's stock option plans been determined based upon the fair value of the options at the grant date of awards under the plans consistent with the methodology prescribed under SFAS No. 123(R), the pro forma net loss would have been as follows:

	Year ended December 31,		October 23, 1997 (Inception) through December 31,
	2005	2004	2005
Net loss as reported	$(11,726,000)	$(8,664,000)	$(54,786,000)
Additional stock-based employee
compensation	—	(6,000)	(222,000)
Pro forma net loss	$(11,726,000)	$(8,670,000)	$(55,008,000)

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The fair value of each option is estimated on the date of grant using the minimum value option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.2% (3.4% in 2004); an expected life of 2 years (4 years in 2004); and a dividend yield of zero for all grants.

3. Cash and Short-Term Investments

	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
December 31, 2004
Cash and equivalents:
Cash	$13,617,110	$—	$—	$13,617,110
Cash and equivalents	13,617,110	—	—	13,617,110
Short-term investments:
U.S. government and agency securities	5,495,668	—	(8,498)	5,487,170
Corporate notes and bonds	23,850,032	222	(9,945)	23,840,309
Municipal securities	5,496,132	—	—	5,496,132
Short-term investments	34,841,832	222	(18,443)	34,823,611
Cash and short-term investments	$48,458,942	$222	$(18,443)	$48,440,721
December 31, 2005
Cash and equivalents:
Cash	$484,036	$—	$—	$484,036
Cash equivalents	24,713,941	3	(822)	24,713,122
Cash and equivalents	25,197,977	3	(822)	25,197,158
Short-term investments:
U.S. government and agency securities	998,215	—	(3,209)	995,006
Corporate notes and bonds	6,195,392	420	(660)	6,195,152
Municipal securities	3,490,000	—	—	3,490,000
Short-term investments	10,683,607	420	(3,869)	10,680,158
Cash and short-term investments	$35,881,584	$423	$(4,691)	$35,877,316

Realized gains (losses) from cash and short-term investments were $13, $(215), and $(202), for the years ended December 31, 2005 and 2004 and for the period October 23, 1997 (inception) through December 31, 2005.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

3. Cash and Short-Term Investments (continued)

As of December 31, 2005, our marketable securities had the following maturities:

	Cost Basis	Estimated Fair Value

Less than one year	$3,993,607	$3,990,158
After ten years	6,690,000	6,690,000
	$10,683,607	$10,680,158

Securities that mature after ten years are variable-rate bonds that can be tendered at par by the investor every seven days. The ability to tender is at the option of the investor and cannot be rescinded by the issuer.

Certificates of Deposit in the aggregate amount of $248,000 and $415,000 were held as security for operating and capital leases as of December 31, 2005 and 2004, respectively, and are reported as Other Assets.

4. Preferred Stock

In March and June 1998, the Company issued 1,100,000 and 250,000 shares of Series A redeemable preferred stock (Series A), respectively, at $1.00 per share. In January 1999, the Company issued another 1,090,000 shares of Series A and 1,090,000 shares of Series B redeemable preferred stock (Series B) at $1.00 and $4.00 per share, respectively. In October 2000, the Company issued 5,222,220 shares of Series C redeemable preferred stock (Series C) at $4.50 per share, along with warrants to purchase up to 1,372,223 shares of Series C at $4.50 per share which warrants expired unexercised in October 2005. As of December 31, 2004, the fair value of these warrants, $650,000, was allocated to preferred stock warrants in the accompanying balance sheets. As each of the Series A, Series B, and Series C Preferred Stock (such stock, collectively, the Junior Preferred Stock) were redeemable on fixed dates for the amount invested plus accrued dividends, the carrying values of these shares were being accreted for the value of the expenses associated with each stock issuance as well as the value of the Series C warrants, which partially accreted values were reported at December 31, 2003. In conjunction with the issuance of Series D Preferred Stock (Series D) on March 30, 2004, holders of Junior Preferred Stock agreed to forfeit their redemption rights and accrued dividends. Junior Preferred Stock is now reported at the net proceeds of each series, plus any accretion recorded through March 30, 2004, plus dividends accrued after March 30, 2004. From this date, the Company has no redeemable preferred stock issued or outstanding.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

4. Preferred Stock (continued)

On March 30, 2004, the Company issued 118,453,871 shares of Series D at $0.5357359 per share for gross proceeds of approximately $63.5 million, which included the conversion of the Convertible Subordinated Notes discussed in Note 8 in the amount of $5,750,000. As part of the Series D financing, the Company issued 6,759,209 warrants (Series D warrants) to purchase Series D shares at $0.5893095 per share. The Series D warrants are comprised of 4,878,591 warrants that expired unexercised in September 2005 and 1,880,618 warrants that expire in March 2009. As of December 31, 2004 and 2005, respectively, the fair value of these warrants, $811,817 and $365,426, respectively, was allocated to preferred stock warrants in the accompanying balance sheets. The Series D shares have voting rights equal to the common stock and Series D holders are entitled to receive dividends.

In the event of any liquidation, dissolution or winding up of the Company, assets shall be distributed first to holders of Series D shares in an amount equal to the amount invested plus any accrued and unpaid dividends. In the event that any surplus shall remain thereafter, assets shall be distributed, pro rata, with forty-one (41%) percent of the remaining assets distributed to the holders of Series C shares in an amount equal to the amount invested plus any accrued and unpaid dividends with the remaining fifty-nine (59%) distributed to holders of Series D shares. Preferential distribution of assets shall continue, sequentially, to holders of Series B shares and then to holders of Series A shares, utilizing the same apportionment of 41% to the Junior Preferred Stock and 59% to holders of Series D shares until all preferred stock liquidity preferences shall have been satisfied. Thereafter, assets shall be distributed, pro rata, based upon the number of shares of preferred stock and common stock.

As long as any originally issued shares of preferred stock are outstanding, the Company must obtain approval of the holders of at least a majority of the then-outstanding shares and greater than 60% of the Series D shares to sell any substantial part of the business, to alter or change the rights, preferences, or privileges of the Series A, Series B, Series C, or Series D preferred stock, to authorize or issue any new class or series of stock having a preference over, or being on a parity with, the Series A, Series B, Series C, or Series D preferred stock, or to redeem common stock.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

5. Stockholders' Agreement

In connection with the issuance of Series D shares in 2004, the stockholders signed an amended and restated stockholders' agreement (the Stockholders' Agreement). The Stockholders' Agreement provides rights of first refusal if any stockholder desires to sell any part of his holdings to an individual not a signatory to the agreement.

6. Stock Options

Effective March 18, 1998, the Company instituted the 1998 Management Stock Incentive Plan (the 1998 Plan) for employees, directors, and consultants. Effective January 18, 2001, the Company instituted the 2000 Stock Plan (the 2000 Plan) for employees, directors, and consultants. The 1998 Plan and the 2000 Plan (collectively, the Plans) are administered by a committee appointed by the Board of Directors that determines the price and other terms upon which grants shall be made. Options are granted at a price not less than the fair market value of a share on the grant date. Under the original Plans, 1,830,000 shares of common stock are authorized for issuance under the Plans. In November 2001, February 2002, April 2002, and March 2004, the Shareholders authorized an additional 310,530, 100,000, 300,000, and 18,488,039 shares for issuance under the Plans, respectively. A total of 21,028,569 shares are authorized for issuance. Vesting of options granted under the Plans is set by the Compensation Committee at the time of grant and varies from immediate to four years. As of December 31, 2005, options to purchase 884,043 shares of common stock were vested and exercisable and 4,383,773 shares were available for future grant. Additionally, 1,638,000 shares of common stock acquired upon exercise of options during 2005 were subject to repurchase by the Company at December 31, 2005.

In June 2005, the Company granted an option to purchase 6,538,518 shares of Series D Preferred stock to an officer under a ten-year, nonqualified Stock Option agreement. The option was to purchase shares for $0.5357359 per share with 136,219 shares vesting monthly from February 1, 2005. At December 31, 2005, options to purchase 1,498,409 shares were vested and exercisable.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

6. Stock Options (continued)

The following summarizes information relative to the stock option Plans.

	Options	Exercise Price (per share)	Weighted-Average Exercise Price (per share)
Balance at December 31, 1997	80,000	$0.10 – $0.11	$0.11
Granted	130,000	0.10	0.10
Exercised	(64,000)	0.10 – 0.11	0.11
Balance at December 31, 1998	146,000	0.10	0.10
Granted	654,750	0.10 – 0.40	0.21
Exercised	(261,250)	0.10 – 0.40	0.21
Balance at December 31,1999	539,500	0.10 – 0.40	0.18
Granted	602,417	0.40 – 1.00	0.59
Exercised	(206,004)	0.10 – 0.44	0.25
Forfeited	(4,236)	0.40	0.40
Balance at December 31, 2000	931,677	0.10 – 1.00	0.43
Granted	652,500	1.05	1.05
Exercised	(397,866)	0.10 – 1.00	0.23
Forfeited	(131,601)	0.40 – 1.00	0.70
Balance at December 31, 2001	1,054,710	0.10 – 1.05	0.86
Granted	655,839	0.60 – 1.05	0.71
Exercised	(14,875)	0.10 – 1.05	0.57
Forfeited	(252,335)	0.40 – 1.05	0.90
Balance at December 31, 2002	1,443,339	0.10 – 1.05	0.79
Granted	177,800	0.60	0.60
Exercised	(10,000)	0.40	0.40
Forfeited	(225,778)	0.40 – 1.05	0.76
Balance at December 31, 2003	1,385,361	0.10 – 1.05	0.77
Granted	2,441,400	0.05	0.05
Exercised	(286,012)	0.05	0.05
Forfeited	(913,300)	0.05	0.05
Balance at December 31, 2004	2,627,449	0.05	0.05
Granted	8,781,744	0.01	0.01
Exercised	(2,158,115)	0.01 – 0.05	0.01
Forfeited	(2,251,918)	0.01 – 0.05	0.01
Balance at December 31, 2005	6,999,160	$0.01 – $0.05	$0.01

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

6. Stock Options (continued)

Immediately following the Series D financing, the stock option exercise price for all issued, outstanding options was set at $0.05 a share. In January 2005, an independent analysis valued the Company's common stock at $0.01 per share. The expiration dates for outstanding common stock options at December 31, 2005 range from January 2006 to September 2015, with a weighted-average remaining contractual life of 9.07 years.

7. Shares Reserved for Future Issuance

At December 31, 2005, the Company has reserved the following shares of common stock for issuance:

Common stock options outstanding	6,999,160
Common stock options available for future grant	4,383,773
Series A preferred stock	2,440,000
Series B preferred stock	1,090,000
Series C preferred stock	5,222,220
Series D preferred stock, options and Warrants	126,873,007
147,008,160

8. Notes Payable/Bridge Loan Financing

On March 7, 2003, the Company entered into a bridge financing agreement in the aggregate amount of $6,500,000, which bore interest at 10% and was repayable on November 2, 2003. On March 7, 2003, July 15, 2003, November 28, 2003, and March 2, 2004, the Company received $2,500,000, $1,500,000, $1,250,000, and $500,000, respectively, of the total commitment. The note was collateralized by the assets of the Company. On March 30, 2004, the notes in the amount of $5,750,000 and any claim to interest due were converted into Series D shares. As part of the Series D financing, the Company issued 4,878,591 warrants to the note holders to purchase the number of shares of preferred stock with a value equal to 50% of the amount borrowed by the Company. These warrants expired unexercised in September 2005.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

9. Related Party Transactions

In April 2001, the Company redeemed 88,365 shares of common stock from two of the Company's former executives as partial payment for the exercise of certain vested stock options. The repurchased shares were valued at the estimated fair market value of the Company's common stock.

In October 2001, the Company purchased 103.299 shares of common stock from one of the Company's former executives as part of a severance arrangement with a total consideration of approximately $342,000, The repurchased shares were valued at the estimated fair market value of the Company's common stock on the date of acquisition and are reported in the accompanying balance sheet as treasury stock.

In August 2000, one of the Company's stockholders advanced $3 million, to the Company. In October 2000, the note was canceled in favor of the stockholder receiving 666,666 shares of Series C and warrants to purchase up to 233,333 shares of Series C.

10. Income Taxes

Since its inception, the Company has never recorded a provision or benefit for federal and state income taxes.

The reconciliation of the Income tax benefit computed at the federal statutory rates to the Company’s recorded tax benefit is as follows:

	Year ended December 31
	2005	2004
Federal income tax benefit, statutory rates	$3,982,000	$2,952,000
State income tax benefit, net of federal benefit	770,000	463,000
Research and development tax credit	329,000	561,000
Other	(5,000)	139,000
Income tax benefit	5,076,000	4,115,000
Valuation allowance	(5,076,000)	(4,115,000)
Income tax benefit	$—	$—

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

10. Income Taxes (continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:

	December 31
	2005	2004
Long-term deferred tax assets:
Net operating loss carryforwards (federal and state)	$21,414,000	$6,774,000
Research and development tax credits	1,087,000	758,000
Property and equipment	101,000	101,000
Other accruals	236,000	306,000
Deferred revenue	—	91,000
Capitalized start-up costs	—	8,526,000
Capitalized research	—	1,205,000
Total gross long-term deferred tax assets	22,838,000	17,761,000
Less valuation allowance	(22,838,000)	(17,761,000)
	$—	$—

The Company was in a net deferred tax asset position at December 31, 2005 and 2004 (before the consideration of a valuation allowance). Due to the fact that the Company is in the development stage and has incurred net losses since inception, the net deferred tax asset has been fully reserved as realization is not assured.

At December 31, 2005, the Company had available net operating loss carryforwards for federal tax purposes of approximately $53,160,000 and a research and development tax credit carryforward of $1,087,000. The federal net operating loss and research and development tax credit carryforwards expire beginning in 2012 and continuing through 2025. Additionally, at December 31, 2005, the Company had available carryforward losses of approximately $50,650,000 for state tax purposes.

The timing and manner in which the Company will utilize net operating losses and research and development tax credit carryforwards in any year, or in total, may be limited by provisions of the Internal Revenue Service Tax Code regarding changes in the ownership of the Company. Such limitations may have an impact on the ultimate timing or realization of these federal income tax carryforwards.

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements (continued)

11. Commitments and Contingencies

Leases

The Company has entered into operating leases for its office and certain equipment with payments due through 2007. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Leassed property under capital leases at December 31, 2005 and 2004 includeds:

	2005	2004
Furniture and fixtures	$126,050	$118,441
Less accumulated amortization	106,823	85,003
	$19,227	$33,438

Amortization was $22,000, $58,000, and $107,000 for the years ended December 31, 2005 and 2004 and the period October 23, 1997 (inception) through December 31, 2005, respectively.

Future minimum lease payments under capital and operating leases are as follows:

	Capital Leases	Operating Leases

2006	$15,189	$559,338
2007	1,275	9,720
	16,464	$569,058
Less amount representing interest	416
Present value of minimum lease payments	$16,048
Current maturities	$14,785
Noncurrent maturities	1,263
	$16,048

Rent expense for the years ended December 31, 2005 and 2004 and for the period October 23, 1997 (inception) through December 31, 2005 was $637,000, $640,000, and $3,453,000, respectively.

EXIMIAS Pharmaceutical Corporation
 (A Development-Stage Corporation)

Notes to Financial Statements (continued)

11. Commitments and Contingencies (continued)

Agouron Pharmaceuticals, Inc.

In December 1998, the Company entered into a license agreement with Agouron Pharmaceuticals, Inc. (Agouron) that gives the Company the right to implement the development and commercialization of the generic name compound nolatrexed dihydrochloride (THYMITAQ®) and certain related products. The Company is required to make payments upon the achievement of certain milestones as well as royalty payments based on future net sales, as defined. No milestone payments were made in 2005 or 2004. Aggregate fees paid during the period October 23, 1997 (inception) through December 31, 2005 were $700,000. Should the Company meet milestones as defined in the agreement, future payments to Agouron will be required. These milestones include the filing of a New Drug Application with The US Food and Drug Administration (FDA), approval by FDA, and the first anniversary of such approval. The costs of the license agreement have been charged to licensing and development expense in the accompanying statements of operations due to the stage of development of this compound. In August 2005, the Company concluded a Phase III trial of THYMITAQ®which trial did not meet its primary or secondary clinical goals. The Company has concluded substantially all work on this Phase III trial and is investigating an alternative development program for this compound.

Chiron Corporation

In January 2001, the Company entered into a license agreement with Chiron Corporation that gives the Company exclusive worldwide rights to make, develop, and commercialize the protein rM-CSF (recombinant human Macrophage Colony Stimulating Factor) in the fields of infectious diseases and cancer. The Company bears the costs of development and pays up front license fees, milestones, and royalty payments. On December 16, 2004, the Company terminated the license agreement with Chiron Corporation. The termination became effective February 16, 2005.

EXIMIAS Pharmaceutical Corporation
 (A Development-Stage Corporation)

Notes to Financial Statements (continued)

11. Commitments and Contingencies (continued)

LG Life Sciences, Ltd.

On September 25, 2002, the Company entered into an agreement with LG Life Sciences, Ltd. (LG), an affiliate of LG Group, to market, distribute, and sell THYMITAQ® in The Republic of Korea. Under the terms of the agreement, LG will have exclusive distribution rights in Korea and, upon approval, will market THYMITAQ®. LG paid the Company $800,000 during 2002 in consideration for these rights. The Company may be entitled to receive an additional $2,200,000 from LG upon achieving certain milestones in the future.

12. Defined Contribution Benefit Plan

Effective June 1, 1999, the Company implemented a 401(k) Profit Sharing Plan (the Plan). The Plan is open to all employees who have completed sixty days of service and have attained a minimum age of twenty-one. The Plan enables employees to make pretax contributions up to the maximum allowable amounts set by the IRS. Under the Plan, the Company may match a portion of the employee contribution up to a defined maximum and also makes certain contributions to all eligible employees. The Company's contributions for 2005, 2004, and from Plan commencement, June 1, 1999 through December 31, 2005, totaled $180,000, $100,000, and $683,000, respectively.

13. Subsequent Event

On May 9, 2006, the Company's capital stock was acquired by YM BioSciences Inc. of Mississauga, Ontario, a publicly-traded pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders. The transaction is being accounted for as an acquisition of assets.

14. United States and Canadian Accounting Policy Differences

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which differ in certain respects from those applied in Canada. The following items present the impact of material differences between U.S. GAAP and Canadian GAAP on the Company's financial statements.

EXIMIAS Pharmaceutical Corporation
 (A Development-Stage Corporation)

Notes to Financial Statements (continued)

14. United States and Canadian Accounting Policy Differences (continued)

 Reconciliation of Net Loss under U.S. and Canadian GAAP

	Year ended December 31
	2005	2004

Net loss under U.S. GAAP	$(11,726,218)	$(8,664,364)
Stock-based compensation expense for employees
under Canadian GAAP	(511,803)	(63,320)
Net loss under Canadian GAAP	$(12,238,021)	$(8,727,684)

Stock-Based Compensation for Employees

Prior to January 1, 2006, under U.S. GAAP, and in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25), the Company recognized compensation expense for only the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant, if any. There was no requirement to recognize compensation expense for the fair value of the option granted to employees. Under Canadian GAAP, stock-based compensation related to employee options granted subsequent to January 1, 2002 are required to be measured at their fair value and expensed straight-line over the vesting period as restrictions on the purchase of underlying shares lapse.

Stock-Based Compensation for Non-Employees

Under U.S. GAAP, all options and warrants issued subsequent to July 1, 1995 are required to be measured at their fair value and expensed. Under Canadian GAAP, options and warrants are required to be expensed.

Research and Development Tax Credits

U.S. GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of income tax expense. Canadian GAAP requires that such amounts be accounted for as a reduction of development costs. There is no impact on the loss for any reported period as a result of this GAAP difference.

Interim Financial Statements
(Expressed in United States dollars)

Eximias Pharmaceutical Corporation
(A Development Stage Company)

March 31, 2006
(Unaudited)

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)
(US dollars)

INTERIM BALANCE SHEETS
(Unaudited)

	As at March 31,
	2006	2005
Assets
Current assets
Cash and Cash Equivalents	$35,178,111	$31,526,773
Short-term investments available for sale	-	13,797,373
Prepaid Expenses & Other Current Assets	98,997	111,551
Total Current Assets	35,277,108	45,435,697
Property and equipment	671,687	660,322
Accumulated depreciation	(587,888)	(496,903)
Net property and equipment	83,799	163,419
Other assets	178,514	260,131
Total assets	$35,539,421	$45,859,247
Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$1,421,998	$2,257,591
Current portion of capital lease obligations	11,142	19,844
Total current liabilities	1,433,140	2,277,435
Deferred rent	11,240	26,314
Capital lease obligations	26	15,440
Deferred revenue	-	192,540
Total liabilities	1,444,406	2,511,729
Stockholders' equity:
Preferred stock at stated value:
Series A Preferred Stock, $0.001 par value, 2,440,000 shares authorized, issued and outstanding	2,908,935	2,668,972
Series B Preferred Stock, $0.001 par value, 1,090,000 shares authorized, issued and outstanding	5,218,540	4,789,757
Series C Preferred Stock,. $0.001 par value, 7,500,000 shares authorized, 5,222,220 shares issued and outstanding	27,352,100	25,039,921
Series D Preferred Stock,. $0.001 par value, 125,193,080 shares authorized, 118,453,871 shares issued and outstanding	71,982,220	65,740,831
Preferred Stock Warrants	365,426	1,461,817
Common Stock, $0.001 par value, 170,000,000 shares authorized	10,396	2,040
Additional Paid-In Capital	2,484,249	-
Treasury Stock, (191,664 shares of common stock at cost)	(199,335)	(199,335)
Deficit accumulated during the development stage	(76,027,516)	(56,156,485)
Total stockholders' equity	34,095,015	43,347,518

Total liabilities and stockholders' equity	$35,539,421	$45,859,247

1

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

INTERIM STATEMENTS OF OPERATIONS
(Unaudited)
(US dollars)
	Three months ended
	March 31, 2006	March 31, 2005
Revenues:
Licensing revenue	$-	$31,520
Costs and expenses:
Licensing and development	345,945	2,370,107
General and administrative	1,077,031	1,190,547
Total costs and expenses	1,422,976	3,560,654

Operating loss	(1,422,976)	(3,529,134)

Other income:
Interest income	398,762	279,767
Net loss	(1,024,214)	(3,249,367)

Other comprehensive gains:
Unrealized gains on investments	3,530	1,628
Other comprehensive gains	3,530	1,628
Total comprehensive loss	$(1,020,684)	$(3,247,739)

See accompanying notes.

2

EXIMIAS Pharmaceutical Corporation
(A Development-Stage Corporation)

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)
(US dollars)
	Three months ending March 31,
	2006	2005
Cash flows used in operating activities
Net loss	$(1,020,684)	$(3,247,739)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	21,389	22,492
Stock-based compensation expense	143,465	-
Amortization of deferred revenue	-	(31,520)
Changes in assets and liabilities:
Prepaid expenses and other current assets	95,634	25,149
Accounts payable, accrued expenses, and deferred rent	(3,507)	(10,732)
Net cash used in operating activities	(763,703)	(3,242,350)

Cash flows used in investing activities
Capital expenditures	-	(28,594)
Other assets	69,378	154,990
Net sales of available-for-sale securities	10,680,158	21,026,238
Net cash provided by investing activities	10,749,536	21,152,634

Cash flows provided by financing activities
Principal payments under capital lease obligations	(4,880)	(621)
Net cash used by financing activities	(4,880)	(621)

Net increase in cash and cash equivalents	9,980,953	17,909,663
Cash and cash equivalents at beginning of period	25,197,158	13,617,110
Cash and cash equivalents at end of period	$35,178,111	$31,526,773

3

Eximias Pharmaceutical Corporation
(A Development-Stage Corporation)

Notes to Financial Statements

March 31, 2006

1.	THE COMPANY AND BASIS OF PRESENTATION

Eximias Pharmaceutical Corporation (the Company), a development-stage corporation, intends to acquire, through licensing or a suitable business combination, a balanced product portfolio by pursuing the acquisition of additional products which have the following characteristics: (1) non-promoted products with growth potential, (2) new formulations and new uses of existing products, and (3) those in late-stage development.

The Company has not generated any product revenues from its operations, nor is there any assurance of any such revenues in the future. The Company has incurred substantial losses from operations and is considered to be an enterprise in the development stage.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The Company adopted SFAS No. 123(R) on January 1, 2006, under the prospective transition method and resulting compensation expense has been recorded in the Statement of Operations for the period ending March 31, 2006.

3.	CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The interim financial statements of the Company as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial reporting. Such principles differ in certain respects from Canadian generally accepted accounting principles ("Canadian GAAP"). For information on material differences between US GAAP and Canadian GAAP, reference should be made to note 13 - United States and Canadian accounting policy differences - of the Company's audited financial statements as at and for the years ended December 31, 2005 and 2004.

4

The financial information presented in these interim financial statements is presented in accordance with US GAAP and in this reconciliation with Canadian GAAP for the three months ended March 31, 2006 and 2005 is unaudited. However, in the opinion of management, such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

[a] Reconciliation of net loss under US and Canadian GAAP:

	Three months ended March 31, 2006	Three months ended March 31, 2005
Loss for the period, as reported	$(1,024,214)	$(3,249,367)
Adjust to add stock-based compensation expense for employees [i]	-	(95,404)
Loss for the period under Canadian GAAP	$(1,024,214)	$(3,344,771)

[i] Stock-based compensation for employees

Prior to January 1, 2006, under US GAAP, prior to the adoption of SFAS No. 123(R) and under the provisions of APB 25, the Company recognized compensation expense for only the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant, if any. There was no requirement to recognize compensation expense for the fair value of the option granted to employees. The Company adopted SFAS No. 123(R) on January 1, 2006 and has recorded stock-based compensation costs related to employees during the quarter ending March 31, 2006. Under Canadian GAAP, stock-based compensation costs related to employee options granted subsequent to January 1, 2002 are required to be measured at their fair value and expensed as restrictions on the purchase of underlying shares lapse.

4.	SUBSEQUENT EVENT

On May 9, 2006, the Company’s capital stock was acquired by YM BioSciences Inc. of Mississauga, Ontario, a publicly-traded company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders. The transaction is being accounted for as an acquisition of assets.

5

YM BioSciences Inc.
Pro Forma Consolidated Financial Statements
As at March 31, 2006 and for the Nine Months Ended March 31, 2006 and for the Year Ended June 30, 2005
(Unaudited)

Compilation Report on Pro Forma Consolidated Financial Statements

The Board of Directors
YM BioSciences Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of YM BioSciences Inc. (the “Company”) as at March 31, 2006 and unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2006 and for the year ended June 30, 2005, and have performed the following procedures:

1
Compared the figures in the columns captioned “YM BioSciences Inc.” to the unaudited consolidated balance sheet of the Company as at March 31, 2006 and to the unaudited consolidated statement of operations for the nine months ended March 31, 2006, and the audited consolidated statement of operations of the Company for the year ended June 30, 2005, as appropriate, and found them to be in agreement.

2
Compared the figures in the column captioned “Eximias Pharmaceutical Corporation” on the Pro Forma Consolidated Balance Sheet as at March 31, 2006, and found them to be in agreement with the unaudited balance sheet of Eximias Pharmaceutical Corporation (“Eximias”) as at March 31, 2006, prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and taking into account the application of differences identified in the reconciliation of such accounts to Canadian generally accepted accounting principles (“Canadian GAAP”) as disclosed in note 3 to those unaudited interim financial statements, and translated from United States dollars to Canadian dollars using the appropriate exchange rate as of that date.

3
Compared the figures in the column captioned “Eximias Pharmaceutical Corporation” on the Pro Forma Consolidated Statement of Operations for the Nine Months Ended March 31, 2006, and found them to be in agreement with financial information constructed from the audited statement of operations of Eximias for the year ended December 31, 2005 plus the unaudited interim statement of operations of Eximias for the three months ended March 31, 2006, less the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2005, all prepared in accordance with US GAAP and taking into account the application of differences identified in the reconciliation of such accounts into Canadian GAAP as disclosed in note 13 with respect to the audited financial statements for the year ended December 31, 2005 and note 3 with respect to the unaudited interim financial statements for the three months ended March 31, 2006 and similar Canadian GAAP adjustments for the Eximias internal unaudited interim period ended June 30, 2005, and all such information translated from United States dollars to Canadian dollars using the appropriate exchange rate for those periods.

1

4
Compared the figures in the column captioned “Eximias Pharmaceutical Corporation” on the Pro Forma Consolidated Statement of Operations for the Year Ended June 30, 2005, and found them to be in agreement with financial information constructed from the audited statement of operations of Eximias for the year ended December 31, 2004 less the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2004 and plus the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2005, all prepared in accordance with US GAAP and taking into account the application of differences identified in the reconciliation of such accounts into Canadian GAAP as disclosed in note 13 with respect to the audited financial statements for the year ended December 31, 2004 and similar Canadian GAAP adjustments for the unaudited interim period ended June 30, 2005 and 2004, and all such information translated from United States dollars to Canadian dollars using the appropriate exchange rate for those periods.

5	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(c)	described to us the basis for determination of the pro forma adjustments; and

(d)	stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “YM BioSciences Inc.” and “Eximias Pharmaceutical Corporation” as at March 31, 2006 and for the nine months ended March 31, 2006, and for the year ended June 30, 2005 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

2

A pro forma financial statement is based on management assumptions and adjustments that are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
July 18, 2006

3

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Pro Forma Consolidated Balance sheet as at March 31, 2006
(Unaudited)
(Expressed in Canadian dollars)

	YM BioSciences Inc.	Eximias Pharmaceutical Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$11,301,848	$41,056,373	$(3,703,147)	3a	$48,655,074
Short-term deposits	52,105,786	-	-		52,105,786
Marketable securities	4,834	-	-		4,834
Accounts receivable and prepaid expenses	1,362,866	115,539	-		1,478,405
Total current assets	64,775,334	41,171,913	(3,703,147)		102,244,100

Capital assets	236,929	97,802	-		334,731
Intangible asset	6,450,339	-	1,035,224	3b	7,485,563
Other assets	-	208,344	-		208,344
Total assets	$71,462,602	$41,478,058	$(2,667,923)		$110,272,737

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,917,939	$72,455	$350,000	3c	3,340,394
Accrued liabilities	866,089	1,587,159	1,724,316	3c	4,177,564
Current portion of obligations under capital lease	-	13,004	-		13,004
Total current liabilities	3,784,028	1,672,618	2,074,316		7,530,962

Capital lease obligations	-	30	-		30
Deferred revenue	1,767,146	-	-		1,767,146
Deferred rent	-	13,118	(13,118)	3d	-

Shareholders' equity:
Share capital	136,435,893	12,133	35,051,038	3e	171,499,064
Share and unit purchase warrants	4,864,165	426,489	(426,489)		4,864,165
Preferred stock	-	125,418,661	(125,418,661)	3e	-
Contributed surplus	2,595,881	2,899,367	(2,899,367)	3e	2,595,881
Treasury stock	-	(232,644)	232,644	3e	-
Deficit accumulated during the development stage	(77,984,511)	(88,731,714)	88,731,714	3f	(77,984,511)
Total shareholders' equity	65,911,428	39,792,292	(4,729,121)		100,974,599
Total liabilities and shareholders' equity	$71,462,602	$41,478,058	$(2,667,923)		$110,272,737

See accompanying notes to unaudited pro forma consolidated financial statements.
4

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Pro Forma Consolidated Statement of Operations
for the Year Ended June 30, 2005
(Unaudited)
(Expressed in Canadian dollars)
	YM BioSciences Inc.	Eximias Pharmaceutical Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenue
Out-licensing revenue	$748,020	$184,295	$-		$932,315
Unrealized gains on sale of securities	-	-	-		-
Interest income	703,873	1,319,735	-		2,023,608
	1,451,893	1,504,030	-		2,955,923
Expenses
General and administrative	6,314,357	6,704,454	353,673	4ii	13,599,407
			226,922	4i
Licensing and product development	10,981,950	10,492,436	356,964	4ii	22,122,040
			290,690	4i
	17,296,307	17,196,890	1,228,249		35,721,446

Unrealized loss on sale of marketable securities	(14,881)	-	-		(14,881)
Loss for the period	$(15,859,295)	$(15,692,860)	$(1,228,249)		$(32,780,404)

Basic and diluted loss per common share	$(0.47)				$(0.83)

Weighted average number of common shares outstanding	34,046,450		5,630,648	5	39,677,098

Reconciliation of loss for the period to United States GAAP:
Loss for the period based on Canadian GAAP	(15,859,295)	(15,692,860)	(1,228,249)		(32,780,404)
Unrealized gain on marketable securities	(49,776)	-	-	6a	(49,776)
Reversal of capitalization of acquired technologies	(5,785,901)	-	-	6c	(5,785,901)
Amortization of acquired technlogies	137,760	-	-	6c	137,760
Reversal of stock compensation	1,278,955	330,248	710,637	6b	2,319,840

Loss for the period	$(20,278,257)	$(15,362,612)	$(517,612)	-	$(36,158,481)
Basic and diluted loss per common share	$(0.60)				$(0.91)

See accompanying notes to unaudited pro forma consolidated financial statements.

5

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Pro Forma Consolidated Statement of Operations
for the Nine Months Ended March 31, 2006
(Unaudited)
(Expressed in Canadian dollars)
	YM BioSciences Inc.	Eximias Pharmaceutical Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenue
Out-licensing revenue	966,611	193,722	-		1,160,333
Unrealized gains on sale of securities	-	-	-		-
Interest income	510,082	1,321,877	-		1,831,959
	1,476,693	1,515,599	-		2,992,292
Expenses
General and administrative	4,558,347	3,694,220	(256,623)	4ii	8,166,136
			170,191	4i
Licensing and product development	14,268,746	5,187,123	139,186	4ii	19,813,073
			218,018	4i
	18,827,093	8,881,343	270,773		27,979,209

Unrealized gain on foreign exchange	117,783	-	-		117,783
Loss for the period	(17,232,617)	(7,365,744)	(270,773)		(24,869,134)

Basic and diluted loss per common share	$(0.42)				$(0.54)

Weighted average number of common shares outstanding	40,613,971		5,630,648	5	46,244,619

Reconciliation of loss for the period to United States GAAP:
Loss for the period based on Canadian GAAP	(17,232,617)	(7,365,744)	(270,773)		(24,869,134)
Reversal of capitalization of acquired technologies	(1,562,284)	-	-	6c	(1,562,284)
Amortization of acquired technologies	760,086	-	-	6c	760,086

Loss for the period	$(18,034,815)	$(7,365,744)	$(270,773)		$(25,671,332)
Basic and diluted loss per common share	$(0.44)				$(0.56)

See accompanying notes to unaudited pro forma consolidated financial statements.

6

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Pro Forma Consolidated Financial Statements
March 31, 2006 (Unaudited)

(Expressed in Canadian dollars)

1.	The Transaction
Pursuant to an Agreement and Plan of Merger (the “Agreement”) between YM BioSciences Inc. (the “Company”) and Eximias Pharmaceutical Corporation (“Eximias”) and OrbiMed Advisors, LLC on behalf of the Series D preferred shareholders of Eximias, the Company acquired 100% interest in Eximias effective May 9, 2006. The purchase price was determined pursuant to a formula based on the net cash of Eximias, as defined in the Agreement.

The holders of Series D preferred shares elected to receive their pro rata interest of net cash at closing or the number of YM common shares equal to 111% of their pro rata interest of the net cash at closing.

On May 9, 2006, the Company paid approximately Canadian $38.6 million to the Series D preferred shareholders of Eximias in the form of 5,630,648 YM common shares valued at $35.1 million, based on $6.23 per share, and $3.5 million in cash. Of the total purchase price paid, $3.3 million (474,657 common shares valued at $3.0 million and $0.3 million in cash) will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of representations and warranties made by Eximias in the merger. The Company also issued 800,000 stock options to acquire the Company’s common shares to Eximias employees who will continue with the Company as well as 50,000 options to acquire the Company’s common shares to a non-employee consultant. The Company expects to incur acquisition costs of $350,000. The Company funded the cash consideration from its existing cash resources on hand.

The common shareholders of Eximias and the Series A, B and C preferred shareholders of Eximias received no consideration as part of the acquisition and all such shares were cancelled and extinguished. Any outstanding stock options and warrants of Eximias were also cancelled and extinguished without any consideration being paid. The net assets and operations of Eximias acquired by the Company will continue as YM BioSciences US Operations Inc., a wholly-owned subsidiary of YM BioSciences USA Inc.

As a development stage company, the acquisition of Eximias does not qualify as the acquisition of a business in accordance with CICA Handbook Section 1581, Business Combinations (and SFAS No. 141, Business Combinations). Accordingly, the Company will be account for the acquisition of net assets.

7

2.	Basis of presentation
The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2006 and for the year ended June 30, 2005, have been prepared to give effect to the transactions described in note 1.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at and for the year ended June 30, 2005 and the unaudited interim financial statements for the nine months ended March 30, 2006 of the Company and the audited financial statements of Eximias as at and for the year ended December 31, 2005 and 2004 and the unaudited interim financial statements for the three months ended March 31, 2006 and 2005 included in the Business Acquisition Report.

The unaudited pro forma consolidated statements have been prepared for illustrative purposes only and are based on the assumptions set forth in the accompanying notes to such statements. These unaudited pro forma financial statements are not necessarily indicative of the operating results that would be obtained or for the financial position that would have prevailed had the applicable transactions actually taken place on the date indicated or of the actual operating results or financial position of the stand-alone or combined entities. The unaudited pro forma adjustments are based on currently available information and management’s estimated and assumptions. Actual adjustments will differ from the pro forma adjustments. Management believes that such adjustments provide a reasonable basis for presenting the significant effects of the transactions.

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2006 has been prepared as if the acquisition took place on March 31, 2006, and from information derived from the unaudited consolidated balance sheet of the Company as at March 31, 2006, the unaudited balance sheet of Eximias at March 31, 2006, prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and taking into account the application of differences identified in the reconciliation of such accounts to Canadian generally accepted accounting principles (“Canadian GAAP”) as disclosed in note 3 to those unaudited interim financial statements, translated from United States dollars to Canadian dollars using the appropriate exchange rate as of that date, and the adjustments and assumptions outlined below.

8

The unaudited pro forma consolidated statement of operations for the nine months ended March 31, 2006 has been prepared as if the acquisition took place on July 1, 2005, and from information derived from the unaudited consolidated statement of operations of the Company for the nine months ended March 31, 2006 and from financial information constructed from the audited statement of operations of Eximias for the year ended December 31, 2005 plus the unaudited interim statement of operations of Eximias for the three months ended March 31, 2006, less the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2005, all prepared in accordance with US GAAP and taking into account the reconciliation of such accounts to Canadian generally accepted accounting principles (“Canadian GAAP”) as disclosed in note 13 with respect to the audited financial statements for the year ended December 31, 2005 and note 3 with respect to the unaudited interim financial statements for the three months ended March 31, 2006 included elsewhere in this Business Acquisition Report and similar Canadian GAAP adjustments for the internal unaudited interim period ended June 30, 2005, and all such information translated from United States dollars to Canadian dollars using the appropriate exchange rate for those periods, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of operations for the year ended June 30, 2005 has been prepared as if the acquisition took place on July 1, 2004, and from information derived from the audited consolidated statement of operations of the Company for the year ended June 30, 2005 and from financial information constructed from the audited statement of operations of Eximias for the year ended December 31, 2004 less the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2004 and plus the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2005, all prepared in accordance with US GAAP and taking into account the application of differences identified in the reconciliation of such accounts to Canadian generally accepted accounting principles (“Canadian GAAP”) as disclosed in note 13 with respect to the audited financial statements for the year ended December 31, 2004 and note 5 with respect to the unaudited interim financial statements for the three months ended March 31, 2005 included elsewhere in this Business Acquisition Report and similar Canadian GAAP adjustments for the unaudited interim periods ended June 30, 2005 and 2004, and all such information translated from United States dollars to Canadian dollars using the appropriate exchange rate for those periods, and the adjustments and assumptions outlined below.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Company’s audited financial statements as of and for the year ended June 30, 2005. The Company has reviewed the Canadian and US accounting policies of Eximias and believes that they are materially consistent with the Company’s accounting policies except for accounting for stock based compensation. Adjustments have been made to reflect the Eximias financial information in accordance with stock based compensation policies adopted by the Company. No other adjustments have been made to the pro forma consolidated financial statements to conform accounting policies.

9

3.	Unaudited pro forma balance sheet

The following assumptions and adjustments have been made to the consolidated balance sheet of the Company and Eximias as at March 31, 2006 to reflect the transaction described in note 1 as if the transaction had occurred on March 31, 2006. Amounts shown in the Eximias Pharmaceutical

Corporation column were translated from US dollars to Canadian dollars at 1.1671, the exchange rate in effect on March 31, 2006 and after giving effect to the application of Canadian GAAP.

The total cost of the acquisition of Canadian $39.1million has been allocated to Eximias’s assets and liabilities, based on the estimated fair value of such items. These fair values are based on management’s preliminary estimates and are subject to change once the final valuations have been completed.

Purchase consideration and costs:
5,630,648 common shares of YM	$35,063,171
Cash	3,703,147
Acquisition costs	350,000
$39,116,318

The fair value of the Company’s shares issued is based on the May 9, 2006 5-day volume weighted average price of the Company’s shares traded on the Toronto Stock Exchange.

Assets acquired:
Cash	$41,056,373
Other assets	208,344
Prepaid expenses	97,802
Capital assets	115,539
Intangibles	1,035,224
42,513,282
Liabilities assumed:
Accrued liabilities	(3,383,930)
Capital lease obligations	(13,034)
(3,396,964)
Net assets acquired	$39,116,318

Eximias has accumulated approximately Canadian $65 million of operating loss carryforwards and approximately Canadian $1 million in investment tax credits, both for United States federal income tax purposes with a potential after tax benefit of approximately Canadian $24 million, as at March 31, 2006 which expire beginning in 2012 and continuing through 2025. Due to the risks inherent in the biotech industry in general and the history of operating losses of the Company and Eximias, a full valuation allowance against these future tax assets has been taken at the time of acquisition.

10

The pro forma adjustments in Canadian dollars to reflect the acquisition are as follows:

a. Consideration in the form of cash in the amount of $3,703,147 was paid to certain Eximias stockholders or placed in escrow.

b. Intangible assets representing the value of acquired work force of $1,035,224 arising from the acquisition have been added.

c. Approximate transaction costs of the Company in the amount of $350,000 have been reflected as additions to accounts payable at March 31, 2006. Two items with a aggregate value of $630,234 reported as Accrued Liabilities in the Eximias balance sheet at March 31, 2006 have been eliminated as management believes that they will never mature and become payable. Accrued liabilities for obligations of Eximias triggered by closing in the amount of $2,354,550 have been added.

d. Deferred Rent in the amount of $13,118 related to historic rent accommodations has been eliminated.

e. Eximias’s share capital in the amounts of $12,133 for Eximias common shares, $125,418,661 for preferred stock, $426,489 for preferred warrants and $2,666,723 for contributed surplus, net of treasury stock, have been eliminated. The value of the 5,630,648 common shares of the Company issued as consideration, $35,063,171, has been added to share capital, resulting in a net pro forma adjustment to share capital of $35,051,038.

f. Eximias’s deficit of $88,731,714 has been eliminated.

4.    Unaudited pro forma statements of operations
The unaudited pro forma consolidated statement of operations for the nine months ended March 31, 2006 has been prepared as if the acquisition took place on July 1, 2005, and from information derived from the unaudited consolidated statement of operations of the Company for the nine months ended March 31, 2006 and from financial information constructed from the audited statement of operations of Eximias for the year ended December 31, 2005 plus the unaudited interim statement of operations of Eximias for the three months ended March 31, 2006, less the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2005, all prepared in accordance with US GAAP and taking into account application of differences identified in the reconciliation of such accounts to Canadian generally accepted accounting principles (“Canadian GAAP”) as disclosed in note 13 with respect to the audited financial statements for the year ended December 31, 2005 and note 3 with respect to the unaudited interim financial statements for the three months ended March 31, 2006 included elsewhere in this Business Acquisition Report and similar Canadian GAAP adjustments for the internal unaudited interim period ended June 30, 2005, and all such information translated from United States dollars to Canadian dollars using the appropriate exchange rate for those periods, and the adjustments and assumptions outlined below.

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The unaudited pro forma consolidated statement of operations for the year ended June 30, 2005 has been prepared as if the acquisition took place on July 1, 2004, and from information derived from the audited consolidated statement of operations of the Company for the year ended June 30, 2005 and from financial information constructed from the audited statement of operations of Eximias for the year ended December 31, 2004 less the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2004 and plus the Eximias internal unaudited interim statement of operations for the six months ended June 30, 2005, all prepared in accordance with US GAAP and taking into account application of differences identified in the reconciliation of such accounts to Canadian generally accepted accounting principles (“Canadian GAAP”) as disclosed in note 13 with respect to the audited financial statements for the year ended December 31, 2004 and note 3 with respect to the unaudited interim financial statements for the three months ended March 31, 2005 included elsewhere in this Business Acquisition Report and similar Canadian GAAP adjustments for the unaudited interim periods ended June 30, 2005 and 2004, and all such information translated from United States dollars to Canadian dollars using the appropriate exchange rate for those periods, and the adjustments and assumptions outlined below.

Additional stock-based compensation expense of $330,248 and $327,541 was recognized for the 12 months ended June 30, 2005 and the nine months ended March 31, 2006, respectively, to conform the Eximias statements of operations prepared in accordance with US GAAP with Canadian GAAP. This reconciliation to Canadian GAAP was required as Eximias had accounted for stock-based compensation in accordance with the instrinsic method of APB Opinion No. 25, while the Company follows the fair value-based method of accounting for stock options in accordance with CICA 3870.

The following pro forma adjustments have been made for the purpose of preparing the unaudited pro forma consolidated statement of operations:

i)
Pro forma amortization expense has been increased by $388,209 and $517,612 for the nine months ended March 31, 2006 and for the year ended June 30, 2005, respectively, to reflect the amortization of work force intangible asset arising from the acquisition over the estimated useful life of two years. The amount of this amortization has been allocated between licensing and development and general and administrative expense in proportion to the compensation of the personnel acquired. This amortization expense has been added to licensing and product development expenses in the amounts of $218,018 and $290,690 for the nine months ended March 31, 2006 and for the year ended June 30, 2005, respectively. Amortization expense has been added to general and administrative expenses in the amounts of $170,191 and $226,922 for the nine months ended March 31, 2006 and for the year ended June 30, 2005, respectively.

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ii)
As the stock options and warrants of Eximias were cancelled and extinguished and the Company issued 800,000 new options to the employees of Eximias who will continue employment with the Company and 50,000 options to a certain non-employee, the general and administrative stock-based compensation expense relating to Eximias stock options that were cancelled at closing in the amount of $486,979 for the nine months ended March 31, 2006 and $303,675 for the year ended June 30, 2005, respectively, have been eliminated. The licensing and development stock-based compensation expense relating to Eximias stock options that were cancelled at closing in the amount of $4,640 for the nine months ended March 31, 2006 and $26,573 for the year ended June 30, 2005, respectively, have also been eliminated. Additionally, stock-based compensation expense related to 800,000 options issued by the Company to Eximias employees on the commencement of their employment with the Company and 50,000 options to a certain non-employee related to Eximias has been added. The options issued by the Company to employees vested one-third immediately, with future vesting of one-third on the first anniversary and one-third on the second anniversary of closing. The option issued to the non-employee vested within four months of grant. The general and administrative stock-based compensation related to these options amounted to $230,356 for the nine months ended March 31, 2006 and $657,348 for the year ended June 30, 2005. The licensing and development stock-based compensation related to these options amounted to $143,826 for the nine months ended March 31, 2006 and $383,537 for the year ended June 30, 2005. Assumptions used to determine the fair value of the stock options issued were: share price of $5.29; exercise price of $6.36; risk-free interest rate of 4.40%; volatility factor of 55%; estimated forfeitures of 1.0% and estimated life prior to exercise of options of 1.0 to 3.1 years.

5.     Pro forma loss per common share
The calculation of basic and diluted loss per common share in the pro forma consolidated statements of operations is based on the pro forma number of common shares of the Company outstanding for the nine months ended March 31, 2006 and for the year ended June 30, 2005 had the issuance of the 5,630,648 common shares of the Company related to the pro forma transactions taken place on July 1, 2005 and July 1, 2004, respectively.

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6.	Reconciliation of pro forma information to United States GAAP:

If United States GAAP were employed, the pro forma consolidated statements of operations for the nine months ended March 31, 2006 and for the year ended June 30, 2005 would be adjusted as follows:

a)    Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period-end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the year ended June 30, 2005, the unrealized decrease in market value of securities held was $49,776. This amount has been recognized as an unrealized loss for United States GAAP purposes.

b)    As set out in note 1n to the Company’s consolidated financial statements for the year ending June 30, 2005, under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002 retroactively, and has restated amounts previously reported. Until July 1, 2005, under United States GAAP, the Company applied the intrinsic value method in accordance with APB No. 25 and, accordingly, stock compensation expense for employee awards recorded for Canadian GAAP purposes of $1,278,955 for the year ended June 30, 2005 has been reversed for United States GAAP purposes. At July 1, 2005 the Company had no unvested options outstanding that were granted prior to the adoption of the Canadian fair value based method of accounting on July 1, 2002 and as such there is no difference in the compensation expense recognized by the Company under Canadian GAAP for the nine months ended March 31, 2006.

c)    Under United States GAAP, the Company’s acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company’s acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives. For US GAAP purposes, the costs would have been expensed at the date of acquisition of the technologies and, accordingly, the amortization expense ($5,785,901 acquisition cost and $137,760 amortization) and ($1,562,284 acquisition cost and $760,086 amortization) for the twelve months ending June 30, 2005 and the nine months ending March 31, 2006, respectively, recorded under Canadian GAAP would have been reversed.

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d)    Loss per common share had been calculated using the weighted average number of common shares outstanding during the period. The potential effect of shares options and share purchase warrants is not dilutive to the loss per common share.

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